Exhibit 99.1

September 27, 2017

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2017 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Nasdaq, Woolgate Exchange, 25 Basinghall Street, 3rd Floor, London EC2V 5HA, United Kingdom on Monday, November 6, 2017 at 10:30 a.m., local time, the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2016 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1.	Proposal to elect two Class III Directors to serve for a term of three years until our 2020 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Provided that quorum is present, the adoption of the Proposal requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote at the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 21, 2017, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Valentios Valentis

Chief Executive Officer and Chairman

PYXIS TANKERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 6, 2017

NOTICE IS HEREBY given that the 2017 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on Monday, November 6, 2017, at 10:30 a.m., local time, at the offices of Nasdaq, Woolgate Exchange, 25 Basinghall Street, 3rd Floor, London EC2V 5HA, United Kingdom, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class III Directors to serve for a term of three years until our 2020 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Company’s Board of Directors has fixed the close of business on September 21, 2017 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 21, 2017, THE RECORD DATE OF THE MEETING.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2016 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

BY ORDER OF THE BOARD OF DIRECTORS

Antonios Backos

Secretary

September 27, 2017

Maroussi, Greece

PYXIS TANKERS INC.

59 K. KARAMANLI STREET

15125 MAROUSSI, GREECE

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 6, 2017

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2017 Annual Meeting of Shareholders to be held at the offices of Nasdaq, Woolgate Exchange, 25 Basinghall Street, 3rd Floor, London EC2V 5HA, United Kingdom, on Monday, November 6, 2017, at 10:30 a.m., local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about September 27, 2017. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2016 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 21, 2017 (the “Record Date”), the Company had outstanding 18,277,893 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the Proposal set forth on the Notice of Annual Meeting of Shareholders. Mr. Valentios Valentis, the beneficial owner of approximately 93% of the Common Shares as of the Record Date, has indicated that he intends to vote FOR the Proposal set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL

ELECTION OF DIRECTORS

The Company currently has a total of five directors, all of whom are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is elected and has been qualified. The term of our two current Class III Directors, Robin P. Das and Basil G. Mavroleon, expires at the Meeting.

Upon recommendation from our Nomination and Corporate Governance Committee, the Board has nominated Robin P. Das and Basil G. Mavroleon, each a current Class III Director, for re-election as Class III Directors whose terms will expire at our 2020 Annual Meeting of Shareholders and until such director’s successor is elected and has qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Robin P. Das	44	Class III Director
Basil G. Mavroleon	69	Class III Director

Robin P. Das has been a member of the Board since October 28, 2015. Mr. Das has worked in shipping finance and investment banking since 1995. He is the founder and has been a director of Auld Partners Ltd, a boutique shipping and finance focused advisory firm, since 2013. From 2011 to 2012, Mr. Das was Managing Director (partner) of Navigos Capital Management LLC, an asset management firm established to focus on the shipping sector. From 2005 until 2011, Mr. Das was Global Head of Shipping at HSH Nordbank AG, then the largest lender globally to the shipping industry. Before joining HSH Nordbank AG in 2005, he was Head of Shipping at WestLB and prior to that time, Mr. Das was joint Head of European Shipping at J.P. Morgan. Since October 2016, Mr. Das also serves as director of Nimrod Sea Assets Limited (LSE:NSA), which invests in marine assets associated with the offshore oil and gas industry. Mr. Das holds a BSc (Honours) degree from the University of Strathclyde.

Basil G. Mavroleon has been a member of the Board since October 28, 2015. Mr. Mavroleon has worked in the shipping industry for 45 years. Since 1970, Mr. Mavroleon has worked for Charles R. Weber Company, Inc., one of the oldest and largest tanker brokerages and marine consultants in the United States. Mr. Mavroleon was Managing Director of Charles R. Weber Company, Inc. for 25 years and Manager of the Projects Group for five years, from 2009 until 2013. Mr. Mavroleon currently serves as Managing Director of WeberSeas (Hellas) S.A., a comprehensive sale and purchase, newbuilding, marine projects and ship finance brokerage based in Athens, Greece. He is a director of Genco Shipping and Trading Limited (NYSE: GNK), a company engaged in the shipping business focused on the drybulk industry spot market. Since its inception in 2003 through its liquidation in 2005, Mr. Mavroleon served as chairman of Azimuth Fund Management (Jersey) Limited, a hedge fund that invested in tanker freight forward agreements and derivatives. Mr. Mavroleon is on the board of the Associate Membership Committee of INTERTANKO, is on the Advisory Board of NAMMA (North American Maritime Ministry Association), is director emeritus of NAMEPA (North American Marine Environmental Protection Association), and the chairman of the New York World Scale Committee (NYC) Inc. Mr. Mavroleon was educated at Windham College, Putney Vermont.

Required Vote. Adoption of the Proposal requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Shareholders may be solicited by mail, telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether any director has been elected.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Antonios Backos

Secretary

September 27, 2017

Maroussi, Greece